UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note

On March 24, 2023, Deutsche Bank AG (“Deutsche Bank”) published a Media Release reading as set forth below. This Report on Form 6-K is hereby incorporated by reference into Deutsche Bank’s Registration Statement on Form F-3, File No. 333-258403.

Media Release March 24, 2023

Deutsche Bank announces decision to redeem its Fixed to Fixed Reset Rate Subordinated Tier 2 Notes due 2028

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) today announced its decision to redeem its US $1,500,000,000 Fixed to Fixed Reset Rate Subordinated Tier 2 Notes due 2028 (ISIN: US251525AM33; Common Code: 093811631; CUSIP: 251525AM3) on May 24, 2023, at 100% of their principal amount together with accrued interest to (but excluding) the redemption date.

All required regulatory approvals have been received. The notes are listed on the New York Stock Exchange under the symbol “DB /28”. The formal redemption notice will be delivered in accordance with the terms of the indenture governing the notes.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2022 Annual Report on Form 20-F filed with the SEC, on pages 12 through 54 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 28, 2023

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec ______________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

3